MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2020
As used in this management’s discussion and analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed POS Inc. together with our subsidiaries, on a consolidated basis as constituted on December 31, 2020.
This MD&A dated February 4, 2021, for the three and nine months ended December 31, 2020, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes related thereto for the three and nine months ended December 31, 2020, as well as with our audited annual consolidated financial statements and the notes related thereto for the year ended March 31, 2020. The financial information presented in this MD&A is derived from the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2020, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Forward-looking information
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic declared by the World Health Organization on March 11, 2020 (the "COVID-19 Pandemic"), as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expected acquisition outcomes and synergies, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties,
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assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the “Summary of Factors Affecting our Performance” section of this MD&A, in the “Risk Factors” section of our Annual Information Form dated May 21, 2020, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. You should carefully consider the opinions, estimates or assumptions referred to above and described in greater detail in this MD&A and our most recent Annual Information Form.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, such as “Lightspeed”, “Flame Design”, “Show & Tell”, “Lightspeed Cloud”, “Lightspeed Pro”, "Kounta", "Gastrofix", "Pepperkorn", "ShopKeep" and "Upserve", which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Overview
Lightspeed provides easy-to-use, omni-channel, commerce-enabling software-as-a-service platforms. Our software platforms provide our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their business. We operate globally, empowering single- and multi-location retailers, restaurants and other SMBs to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We believe that our platforms are essential to our customers’ ability to run and grow their businesses. As a result, most of our revenue is recurring and we have a strong track-record of growing revenue per customer over time.
We provide our customers with comprehensive commerce operating systems, comprising easy-to-use and affordable platforms with end-to-end capabilities that help them grow. Our platforms are built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their businesses become more complex. Our platforms help SMBs avoid having to stitch together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
Our cloud platforms are designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platforms include full omni-channel capabilities, point of sale, product and menu management, inventory management, analytics and reporting, multi-location connectivity, loyalty, customer management and financial services.
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Our position at the point of commerce puts us in a privileged position for payment processing and allows us to collect transaction-related data insights. Lightspeed Payments, our payments processing solution, is currently available to our U.S. and Canadian retail customers and our U.S. hospitality customers. The overall portion of new customers contracting for Lightspeed Payments alongside their core software subscription increased from prior quarters during the three-month period ended December 31, 2020. This has resulted in the portion of our GTV1 processed by Lightspeed Payments (excluding the recent acquisitions of ShopKeep and Upserve) moving to approximately 15% in our U.S. Retail in the last week of the quarter, to approximately 12% in Canada and remained consistent for our U.S. hospitality. We believe that the broader rollout of Lightspeed Payments to our European and Australian markets, along with integrating Lightspeed Payments to the current ShopKeep and Upserve products will further align us with our customers’ success and represents a significant growth opportunity for our Company.
During the three months ended December 31, 2020, we completed the acquisitions of ShopKeep Inc. ("ShopKeep"), a leading cloud commerce platform provider for both retail and hospitality, and Upserve Inc. ("Upserve"), a leading restaurant management cloud software company, both based in the United States. These acquisitions immediately expand Lightspeed’s U.S. market share, allowing for increased investment in sales, marketing, and research and development to capitalize on the increasing demand for modern, cloud-based, omnichannel commerce solutions. These acquisitions will also provide a growth opportunity for Lightspeed Payments as we integrate these offerings to our Payments solution.
To further complement our core cloud platforms, we also recently launched Lightspeed Capital, powered by Stripe, for our U.S. retail customers. Lightspeed Capital financing solutions are offered at this time only through our referral partnership with Stripe, which offers financing as part of our platforms. This new product is designed to help eligible merchants with overall business growth buy inventory, invest in marketing, or manage cash flows by providing financing of up to $100,000 per retail location. ShopKeep, which we recently acquired, offers a merchant cash advance program, and we intend to leverage ShopKeep’s experience with their merchant cash advance offering to offer similar programs ourselves and through certain of the companies we have acquired.
We sell our solutions primarily through our direct sales force in North America, Europe and Australia, supplemented by indirect channels in other countries around the world. Our platforms are well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments.
On average, the customers we serve generate GTV of approximately $600,000 annually, which is reflective of the success of their businesses. Excluding the positive impact from the ShopKeep and Upserve acquisitions, our customers generated monthly ARPU1 of approximately $180 per location as at December 31, 2020. As of December 31, 2020, we had almost 115,000 Customer Locations1 in over 100 countries. For the nine months ended December 31, 2020, our cloud-based SaaS platforms processed GTV of $23.0 billion, which represents growth of over 42% relative to GTV of $16.2 billion processed during the nine months ended December 31, 2019. For the three months ended December 31, 2020, the GTV processed was $9.1 billion compared to $6.2 billion for the same period in the prior year, which represents growth of 48%. This growth was driven by an overall increase from our retail customers of 41% and our recent acquisitions. This helped to offset a decline in GTV by our hospitality customers which have been affected by ongoing lockdowns and restrictions aimed at controlling the spread of COVID-19 in many of the countries we serve.
We generate revenue primarily from the sale of cloud-based software subscription licenses and other recurring revenue sources including payments solutions for both retail and hospitality segments. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. In addition, our software is integrated with certain third parties that enable electronic payment processing and as part of integrating with these payment processors, we have entered into revenue share agreements with each of them. In the last year, we have become more accommodating of monthly payment plans for our customers aimed in part to encourage adoption of Lightspeed Payments. For the three and nine months ended December 31, 2020, software and payments revenue accounted for 91% and 91% of our total revenues respectively (88% and 89% for the three and nine months ended December 31, 2019).
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our software and payments revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For the three and nine months ended December 31, 2020, this revenue accounted for 9% and 9% of our total revenues respectively (12% and 11% for the three and nine months ended December 31, 2019).
1 Refer to the section entitled "Key Performance Indicators"
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We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. Our total revenue has increased to $57.6 and $139.3 million, respectively, for the three and nine months ended December 31, 2020 from $32.3 and $84.4 million, respectively, for the three and nine months ended December 31, 2019, representing year-over-year growth of 79% and 65%. No customer represented more than 1% of our revenue for the nine months ended December 31, 2020 and 2019.
We plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our customer base, add more solutions to our platform, increase revenue from existing customers, and our ability to selectively pursue and to integrate acquisitions. We are pleased with the rate of growth of our acquisitions and the progress made on their integration, and these evidence that the acquisition component of our strategy has been effective.
During the quarter we announced the initial availability of our Supplier Network, aimed at providing a more integrated experience for how our Retail customers interact with their supply chain. We believe this new initiative will provide significant efficiencies for our Retail customers, and will attract more suppliers over time. We believe this in turn will further entrench Lightspeed with our customers, provide an incentive for attracting new customers to Lightspeed, and create new revenue opportunities as this initiative scales.
We continue to see our customers buying more than one software module from us with approximately 45% of our customers (excluding customers acquired through the iKentoo S.A., Kounta Holdings Pty ("Kounta"), Gastrofix GmbH ("Gastrofix"), ShopKeep and Upserve acquisitions) paying for more than one Lightspeed product as of December 31, 2020. We view this as an important measure of our ability to grow our ARPU and drive further value to our customers, which in turn will improve retention rates. We believe that we have significant opportunity to continue to expand ARPU and the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers.
We have not been profitable to date, and if we are unable to successfully implement our growth strategies, we may not be able to achieve profitability. For the three and nine months ended December 31, 2020, we incurred an operating loss of $44.6 and $86.6 million respectively, compared to an operating loss of $16.4 and $37.9 million, respectively, for the three and nine months ended December 31, 2019. Our operating cash outflow for the nine months ended December 31, 2020 was $68.9 million compared to $19.7 million for the nine months ended December 31, 2019 with the increase being largely due to the settlement of assumed transaction costs of the targets that were outside the regular course of business from our recent acquisitions. Lightspeed retained amounts in respect of these costs on the closing of each transaction that would otherwise have been paid to the sellers in the transactions.
COVID-19
There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences worldwide, making it difficult to assess the future impact on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite the ongoing risks and uncertainties, however, we continue to believe the impact of the COVID-19 Pandemic on the retail and restaurant industries has accelerated the need for our solutions as SMBs look to augment traditional in-person selling models with online and digital strategies. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to grow our customer base. For the period ended December 31, 2020, and after giving effect to the acquisitions of ShopKeep and Upserve and their respective affiliates (which acquisitions account for more than 27,000 customer locations combined at the time of acquisition), we grew our customer base to almost 115,000 customer locations from approximately 66,000 a year ago and 76,500 at the end of March 2020. We believe this growth, despite a challenging macro-economic environment, and higher overall customer churn rates owing primarily to increased business failures in our customer base, is an early indicator of this accelerated shift to our cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize the Lightspeed Payments opportunity.
Seizing the Lightspeed Payments opportunity means monetizing a larger portion of our customers’ GTV, which for the nine months ended December 31, 2020 was $23.0 billion up 42% from the $16.2 billion we processed during the same period in the prior fiscal year. Many verticals in our customer base such as Golf, Bike, Sporting Goods, Home and Garden saw increased demand owing to COVID-19 and found success using our omni-channel platform to grow their GTV. As more consumers moved online, our eCommerce GTV grew by approximately 100% in the three months ended December 31, 2020. Other verticals,
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particularly those in hospitality, saw declines in GTV in the quarter as government lockdowns and restrictions affected their business negatively after a rebound during the summer months. We expect GTV variability to continue until social distancing measures around the world are eased, however we believe our diversity in customer verticals and geographies we serve will continue to be strong assets of the business.
Overall, the temporary measures we implemented at the onset of the COVID-19 Pandemic to help our customers navigate the uncertainty they were facing, including making our eCommerce platform available for free and making Lightspeed Payments available at no-margin pricing to help our customers save money and streamline, helped contribute to a significant increase in the volumes processed by our payments processing products throughout the nine month period ended December 31, 2020, with revenue generated through Lightspeed Payments reaching an all-time high.
The health and safety of our employees continues to be paramount during this time. We were quick to enforce a work from home policy for our employees around the globe at the onset of the COVID-19 Pandemic, having been well-suited to do so given the modern tools we use to run our business and the virtual customer engagement model we already had in place. Our employees continue to work from home, and have adapted to doing so with the systems we have in place to allow them to continue to contribute in a safe and physically distant environment.
For the three and nine months ended December 31, 2020, Lightspeed saw revenue top $57.6 and $139.3 million, representing increases of 79% and 65%, respectively, compared to the same periods a year ago. Strong demand for our solutions, scale and diversity and easing lockdowns helped mitigate the impact of the COVID-19 Pandemic on us during the quarter.
We are continuing to monitor the impact of COVID-19 on our business, financial condition and operations, as further discussed below. Refer to the sections of this MD&A entitled "Summary of Factors Affecting Our Performance", to the “Risk Factors” section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced relating to the COVID-19 Pandemic, seasonality and business continuity.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total software and payments revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Excluding the positive impact from the ShopKeep and Upserve acquisitions, our customers generated monthly ARPU of approximately $180 per location as at December 31, 2020.
Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites. We believe that our ability to increase the number of Customer Locations served by our platforms is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing both the number of our Customer Locations and GTV per Customer Location through the increased use of our platforms. As of December 31, 2020 and December 31, 2019, almost 115,000 and over 66,000 Customer Locations, respectively, were utilizing our platforms.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platforms in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platforms. GTV does not represent revenue earned by us. GTV for the nine months ended December 31, 2020 was $23.0 billion, up 42% from the $16.2 billion we processed during the same period in the prior fiscal year. While GTV declined in March and April 2020 at the outset of the COVID-19 Pandemic, it showed growth overall owing to strong numbers from June to December as customers found success using our products. For the three months ended December 31, 2020, the GTV processed was $9.1 billion compared to $6.2 billion for the same period in the prior year, which represents growth of 48%.
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Non-IFRS Measures and Reconciliation of Non-IFRS Measures
The information presented within this MD&A includes certain financial measures such as “Adjusted EBITDA”, "Adjusted Net Loss", "Adjusted Net Loss per Share", and "Adjusted Cash Flows Used in Operating Activities." These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related expenses, compensation expenses relating to acquisitions completed, foreign exchange gains and losses and transaction-related expenses. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$

Net loss	(42,651)	(15,762)	(82,233)	(34,934)
Stock-based compensation and related payroll taxes(1)	18,370	3,534	33,611	7,254
Depreciation and amortization(2)	9,674	3,188	21,033	7,836
Foreign exchange loss (gain)(3)	778	315	1,548	(95)
Net interest (income) expense(2)	67	(283)	500	(1,992)
Acquisition-related compensation(4)	2,258	3,187	9,663	5,949
Transaction-related costs(5)	6,970	971	9,156	1,499
Income tax expense (recovery)	(2,025)	(403)	(4,856)	(999)

Adjusted EBITDA	(6,559)	(5,253)	(11,578)	(15,482)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three and nine months ended December 31, 2020, the stock-based compensation expense was $9,954 and $22,077 respectively (December 2019 - $2,334 and $4,810) and the related payroll taxes were $8,416 and $11,534 respectively (December 2019 - $1,200 and $2,444).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended December 31, 2020, net loss includes depreciation of $956 related to amortization of right-of-use assets, interest expense of $253 on lease liabilities, and excludes an amount of $1,022 relating to rent expense ($2,655, $745, and $2,848 respectively for the nine months ended December 31, 2020).
(3)These non-cash losses (gains) relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key employees of such acquired businesses.
(5)These expenses relate to professional, legal, consulting, accounting and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

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Adjusted Net Loss
Adjusted Net Loss is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related expenses, compensation expenses relating to acquisitions completed, and transaction-related expenses. The following table reconciles net loss to Adjusted Net Loss for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$

Net loss	(42,651)	(15,762)	(82,233)	(34,934)
Stock-based compensation and related payroll taxes(1)	18,370	3,534	33,611	7,254
Amortization of intangible assets	7,960	2,154	16,769	4,966
Acquisition-related compensation (2)	2,258	3,187	9,663	5,949
Transaction-related costs(3)	6,970	971	9,156	1,499

Adjusted Net Loss	(7,093)	(5,916)	(13,034)	(15,266)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three and nine months ended December 31, 2020, the stock-based compensation expense was $9,954 and $22,077 respectively (December 2019 - $2,334 and $4,810) and the related payroll taxes were $8,416 and $11,534 respectively (December 2019 - $1,200 and $2,444).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses.
(3)These expenses relate to professional, legal, consulting, accounting and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
Adjusted Net Loss Per Share - basic and diluted
Adjusted Net Loss per share is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related expenses, compensation expenses relating to acquisitions completed, and transaction-related expenses, divided by the weighted average number of common shares (basic and diluted) for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,

	2020	2019	2020	2019
	$	$	$	$

Net loss per Common Share - basic and diluted	(0.39)	(0.18)	(0.83)	(0.41)
Stock-based compensation and related payroll taxes(1)	0.17	0.04	0.34	0.09
Amortization of intangible assets	0.07	0.03	0.17	0.06
Acquisition-related compensation (2)	0.02	0.04	0.10	0.07
Transaction-related costs(3)	0.06	0.01	0.09	0.02

Adjusted Net Loss per share - basic and diluted	(0.06)	(0.07)	(0.13)	(0.18)

Weighted average number of Common Shares (basic and diluted)	109,563,572	85,661,763	99,007,423	84,825,306
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three and nine months ended December 31, 2020, the stock-based compensation expense was $9,954 and $22,077 respectively (December 2019 - $2,334 and $4,810) and the related payroll taxes were $8,416 and $11,534 respectively (December 2019 - $1,200 and $2,444).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses.
(3)These expenses relate to professional, legal, consulting, accounting and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

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Adjusted Cash Flows Used in Operating Activities
Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on stock-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, and the payment of transaction-related expenses. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$

Cash flows used in operating activities	(54,143)	(10,732)	(68,933)	(19,665)
Payroll taxes related to stock-based compensation(1)	1,786	960	1,816	960
Acquisition-related compensation (2)	—	—	7,263	158
Payment of assumed transaction costs from recent acquisitions(3)	31,366	—	31,366	—
Transaction-related costs(4)	2,001	1,873	2,916	2,333

Adjusted Cash Flows Used in Operating Activities	(18,990)	(7,899)	(25,572)	(16,214)
Our cash flows used in operating activities of $54,143 and $68,933 for the three and nine months ended December 31, 2020 include a payment of D&O insurance of $9.7 million made during the three months ended December 31, 2020.
(1)These amounts represent the cash outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses.
(3)These expenses relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our recent acquisitions of ShopKeep and Upserve that were assumed as liabilities on the respective acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of the respective transactions.
(4)These expenses relate to professional, legal, consulting, accounting and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
Summary of Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the “Risk Factors” section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Market adoption of our platforms
We intend to continue to drive adoption of our commerce-enabling platforms by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the COVID-19 Pandemic accelerating the need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platforms, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platforms to expand our customer location footprint and drive market adoption and our operating cash flows may fluctuate as we make these investments.
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Customer adoption of Lightspeed Payments
Our payment processing solution, Lightspeed Payments, is available to our U.S. and Canadian retail customers and to our U.S. hospitality customers. We believe that Lightspeed Payments will continue to be an increasingly important part of our business as we make it available to our broader customer base (including ShopKeep and Upserve customers) and across multiple geographies. Lightspeed Payments is designed to be transparent and easy to understand, and we have priced our solution at market competitive rates based on a percentage of GTV electronically processed through our platforms. As an increasing proportion of our revenue is generated from Lightspeed Payments, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our payments revenue stream relative to the higher gross margin profile of our software subscription revenue stream.
Cross-selling and up-selling with existing customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a “land and expand” approach, with many of our customers initially deploying one of our platforms for a specific use case. Once they realize the benefits and wide functionality of our platforms, they can expand the number of use cases including services such as Lightspeed Loyalty, Lightspeed Analytics, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platforms and to increase the usage and awareness of our solutions. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Scaling our sales and marketing team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments.
International sales
We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions outside of North America to support our international growth.
Seasonality
We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the recent introduction of Lightspeed Payments, and we expect seasonality of our quarterly results to continue to increase. While our subscription revenues and upsells to existing customers and rapid growth have largely mitigated seasonal trends in our revenues to date, we expect our transaction-based revenues will become increasingly correlated with respect to the GTV processed by our customers through our platforms.
Foreign currency
Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and a smaller proportion of our expenses in U.S. dollars. Our head office and a significant portion of our employees are located in Montréal, Canada, along with additional presence in Europe and Australia, and as such, a significant amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in Australian dollars, Pounds sterling, and Swiss Francs. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. See the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.

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Selective pursuit of acquisitions
We complement our organic growth strategies by taking a targeted and opportunistic approach to acquisitions. We identify possible acquisition targets with a view to accelerating our product roadmap, increasing our market penetration and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.
Our almost 115,000 Customer Locations as at December 31, 2020 are located 59% in North America and 41% across the rest of the world. Additionally, these merchants are well balanced between retail and hospitality, representing approximately 48% and 52% of our total Customer Locations respectively. We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed.
COVID-19 Pandemic
Although the Company has shown a 79% increase in revenue for the three month period ended December 31, 2020 compared to the same period last year in spite of the challenging macro-economic environment, and partially aided by our recent acquisitions of ShopKeep and Upserve, the future impact of the COVID-19 Pandemic on our business, financial condition, and results of operations remains uncertain. The measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by SMBs as well as consumers have disrupted and will continue to disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. We have had to change some of our business practices in response to the pandemic and we may be required by government authorities to, or determine if appropriate to, take further actions. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and their impact on our business, financial condition and results of operations going forward. Additionally, the impact of new solutions and initiatives we have launched or will launch in response to the COVID-19 Pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such solutions and initiatives.

Many of the measures attempting to contain and mitigate the effect of the COVID-19 virus were implemented in March 2020, and thus have impacted our results for the three and nine months ended December 31, 2020. We are uncertain of the impact of these measures in subsequent quarters as, even though many jurisdictions were able to ease measures after an initial period, many have strengthened or re-strengthened measures, including forced business closures, with resurgences of COVID-19 cases in many of the geographies we serve around the world. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include the duration and magnitude of the COVID-19 Pandemic, actions taken to contain the virus, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners, vendors, customers as well as the end consumers.

The current global crisis has impacted and continues to impact our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It is also limiting their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. In the nine months ended December 31, 2020, we have engaged in several customer-focused initiatives, such as subscription discounts and deferred payment arrangements, aimed at supporting our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We intend to continue such customer-focused initiatives in the verticals and jurisdictions that continue to be significantly impacted by the COVID-19 Pandemic and we expect this to continue to have a negative impact on our business, financial condition and results of operations as long as measures taken to limit the spread of COVID-19 persist.

COVID-19 has also caused heightened uncertainty in the global economy. If economic growth slows further, consumers may not have the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers (which are SMBs that are more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or potential losses for ShopKeep’s merchant cash advance program, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at December 31, 2020, although we have taken a $0.4 million and $1.6 million increase in our provision for uncollectible accounts in the three and nine months ended December 31, 2020, respectively, due to the heightened risk of bankruptcies and business closures amongst our customers. Since the impact of the COVID-19 Pandemic is ongoing, the effect of the COVID-19 outbreak
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and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of our Subordinate Voting Shares, increasing the risk that securities class action litigation could be instituted against us.
The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.
We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations from COVID-19, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us.
Risks and increased costs as a result of being a public company in the United States
As a public company in the United States, we have incurred and will continue to incur additional legal, accounting, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition.
If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory and governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance with the current cost being approximately $10 million annually, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.
The U.S. Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our Subordinate Voting Shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange ("NYSE").
Following a transition period permitted for a newly-public company in the United States, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than we do.
Risks and additional costs to maintain legitimate means for our transfer and receipt of personal data from European countries
With regard to transfers to the U.S. of personal data (as such term is defined under the General Data Protection Regulation) from our European employees, customers and users, we relied until recently upon the EU - U.S. Privacy Shield, as well as EU standard contractual clauses in certain circumstances. Both the EU - U.S. Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU - U.S. Privacy Shield being recently invalidated by the Court of Justice of the European Union ("CJEU"). While the validity of the EU standard contractual clauses was confirmed by the CJEU, the use of the standard clauses with respect to data transfers to the U.S. may be subject to further challenge and subsequent guidance from the European Data Protection Board has cast doubt on their adequacy. The U.S. Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU - U.S. Privacy Shield framework that would
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comply with the CJEU decision. Similar discussions are also necessary with Switzerland, which is not an EU member, and the UK, which has ceased to be an EU member. However, such an enhancement to the program may not be created, and any such enhancement could be subject to further challenge before the European courts. Accordingly, we may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of European residents, including arrangements to store and process such data outside the U.S. We may also be unsuccessful in maintaining legitimate means for our transfer and receipt of personal data from European countries. The regulatory environment applicable to the handling of the personal data of European residents, and our actions taken in response may cause us to assume additional liabilities or incur additional costs, and could result in our business, operating results and financial condition being harmed. Additionally, should we continue to transfer the personal data of European residents to the U.S. without a solution that is compliant with the GDPR (and equivalent laws of the UK and Switzerland), we and our customers may face a risk of enforcement actions by data protection authorities in Europe relating to personal data transfers to us and by us from European countries. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.
Risks related to merchant cash advance program
To complement our core cloud platforms, we recently launched Lightspeed Capital, powered by Stripe, for our U.S. retail customers. Lightspeed Capital financing solutions are offered only through our referral partnership with Stripe, which offers financing as part of our platforms. This new product is designed to help eligible customers with overall business growth buy inventory, invest in marketing, or manage cash flows by providing financing of up to $100,000 per retail location. In addition, ShopKeep, which we recently acquired, offers a merchant cash advance program, and we intend to leverage ShopKeep’s experience with their merchant cash advance program to offer similar programs ourselves and through certain of the companies we have acquired. Such merchant cash advance programs are subject to additional risks. If we cannot source capital to fund the advances for our customers, we might have to reduce the availability of this service, or cease offering it altogether. A decline in macroeconomic conditions could lead to a decrease in the number of our customers eligible for an advance, and/or increase the risk of fraud or non-payment. If more of our customers cease operations, experience a decline in sales, or engage in fraudulent behavior, it would make it more difficult for us to obtain the receivables we have purchased via merchant cash advances or to obtain repayment of merchant cash advances we have made. In addition, if we fail to correctly predict the likelihood of timely repayment of merchant cash advances, our business may be materially and adversely affected. Merchant cash advances are generally unsecured obligations, and they are not guaranteed or insured in any way. If we are unable to properly manage the risks of offering merchant cash advances to customers, our business may be materially and adversely affected.

The legal and regulatory environment also subjects us to risk related to any cash advance programs we offer or may offer. If we are unable to maintain third party insurance our exposure to losses increases, which could have an adverse impact on our results. If laws and regulations change subjecting merchant cash advances to licensing or other issuing requirements, our costs may increase or we may decide to discontinue the merchant cash advance program altogether or in part, and our business and results of operations would be negatively impacted.

We intend to continue to explore other products, models and structures to advance cash or capital to our merchants. Some of those models or structures may require, or be deemed to require, additional procedures, partnerships, licenses, regulatory approvals or capabilities. Should we fail to expand and evolve in this manner, or should these new products, models or structures, or new regulations or interpretations of existing regulations, impose requirements on us that are impractical or that we cannot satisfy, the future growth and success of our merchant cash advance program may be materially and adversely affected.
Risks related to proper functioning of or upgrades to our information technology systems
Our information technology systems require periodic modifications, upgrades, and replacement that subject us to costs and risks, including potential disruption to our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel or outside firms to implement and operate existing or new systems, diversion of management’s attention from other aspects of our business, and other risks and costs of delays or difficulties in transitioning to new or modified information technology systems or of integrating new or modified information technology systems into our current technical infrastructure.

We are continually improving and upgrading our information technology systems. Implementation of new information technology systems is complex, expensive, and time-consuming. If we fail to timely and successfully implement new information technology systems, or improvements or upgrades to existing information technology systems, or if such information technology systems do not operate as intended, this could have an adverse impact on our business, internal controls (including internal controls over financial reporting), results of operations and financial condition.
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We heavily rely on our information technology systems to manage our various business operations and regulatory compliance. Our technical infrastructure may be subject to damage or interruption from a variety of sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events, terrorism, and human error. If our information technology systems are damaged, fail to function properly, or otherwise become compromised or unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, results of operations and financial condition.
Risks related to our Net Operating Loss
We have net operating loss carryforwards, or NOLs, due to prior period losses. These NOLs, and NOLs of companies we may acquire, could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability.
Key Components of Results of Operations
Revenues
Software and payments revenue
We principally generate subscription-based revenue through the sale of subscription licenses to our retail and hospitality software solutions and transaction-based revenue. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Where customers elect to pay their full contract upfront, a deferred revenue balance is created on our balance sheet. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners.
We also generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of payment processing fees and transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We have two sources of transaction-based revenues: our proprietary payments processing solution, Lightspeed Payments, and revenue sharing agreements with our integrated payment partners.
Lightspeed Payments allows our customers to accept electronic payments in-store, through connected terminals and online. Lightspeed Payments is now rolled out across North America to our retail customer base and the U.S. for our hospitality customer base. We expect it will continue to be an increasingly important part of our business as it is made available to our broader customer base (including ShopKeep and Upserve customers). Offering a fully integrated payment functionality is highly complementary to the platforms we offer our customers today and will allow us to monetize a greater portion of the over $29.1 billion in GTV processed over the last 12 months.
In addition, we generate revenues through referral fees and revenue sharing agreements from our partners to whom we direct business or who sell their applications through our apps and themes marketplace. Pursuant to the terms of our agreements with these partners, these revenues can be recurring or non-recurring.
Hardware and other revenues
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our customer facing display, receipt printers, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our hospitality customers in some circumstances in the form of on site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.

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Direct Cost of Revenues
Cost of software and payments revenue
Cost of software and payments revenue primarily includes employee expenses for the support team, direct costs related to our Lightspeed Payments business and costs associated with hosting infrastructure for our services. Significant expenses include costs of our support including total salaries and benefits, stock-based compensation and related expenses, data center capacity costs and other third party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers. We expect that cost of software and payments revenue will increase on an absolute dollar basis and as a percentage of total revenues due to the lower gross margin profile of Lightspeed Payments relative to the higher gross margin profile of our software subscription revenue stream.
Cost of hardware and other revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments, as well as expenses related to costs of implementation services provided to customers.
Operating Expenses
General and administrative
General and administrative expenses consist of employee expenses, including stock-based compensation and related expenses, for finance, accounting, legal, administrative, human resources, information technology as well as payment operations. These costs also include other professional fees, transaction-related fees related to our acquisitions, costs associated with internal systems and general corporate expenses. We expect that general and administrative expenses will continue to increase on an absolute dollar basis as we incur the costs of compliance associated with being a public company dual-listed in both Canada and the United States and costs incurred through M&A activity, including increased accounting and legal expenses. In the longer term, however, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
Research and development
Research and development expenses consist primarily of employee expenses, including stock-based compensation and related expenses, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platforms. These expenses have been reduced primarily by the Canadian Federal Scientific Research and Experimental Development Program and Tax Credit for the Development of e-business, or “SR&ED” and “e-business” tax credits respectively. The company's e-business tax credits are refundable, while the SR&ED tax credits are non-refundable and are carried forward to reduce future income taxes payable. Given the Company’s recent losses in Canada, these SR&ED credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion.
Sales and marketing
Sales and marketing expenses consist primarily of selling and marketing costs and employee expenses, including stock-based compensation and related expenses, for sales and business development, marketing as well as a small portion of onboarding for new customers. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion.
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Acquisition-related compensation
Acquisition-related compensation expenses represent the portion of the purchase price from acquisitions which is payable contingent upon certain milestones which can include ongoing employment obligations of certain key employees of the acquired businesses. This portion of the cost is amortized over the related service period for those key employees.
Results of Operations
The following table outlines our consolidated statements of loss for the three and nine months ended December 31, 2020 and 2019:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars, except per share data)	2020	2019	2020	2019
	$	$	$	$
Revenues
Software and payments	52,529	28,354	127,006	75,087
Hardware and other	5,082	3,921	12,327	9,279

	57,611	32,275	139,333	84,366

Direct cost of revenues
Software and payments	19,707	8,110	44,858	19,510
Hardware and other	4,627	2,581	11,131	7,590

	24,334	10,691	55,989	27,100

Gross profit	33,277	21,584	83,344	57,266

Operating expenses
General and administrative	20,765	6,289	35,794	14,749
Research and development	16,400	8,344	38,190	22,440
Sales and marketing	28,011	16,709	63,705	44,312
Depreciation of property and equipment	758	386	1,609	1,199
Depreciation of right-of-use assets	956	648	2,655	1,671
Foreign exchange loss (gain)	778	315	1,548	(95)
Acquisition-related compensation	2,258	3,187	9,663	5,949
Amortization of intangible assets	7,960	2,154	16,769	4,966

Total operating expenses	77,886	38,032	169,933	95,191

Operating loss	(44,609)	(16,448)	(86,589)	(37,925)

Net interest income (expense)	(67)	283	(500)	1,992

Loss before income taxes	(44,676)	(16,165)	(87,089)	(35,933)

Income tax expense (recovery)
Current	20	56	118	95
Deferred	(2,045)	(459)	(4,974)	(1,094)

Total income tax recovery	(2,025)	(403)	(4,856)	(999)

Net loss	(42,651)	(15,762)	(82,233)	(34,934)

Net loss per share – basic and diluted	(0.39)	(0.18)	(0.83)	(0.41)
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The following table outlines stock-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three and nine months ended December 31, 2020 and 2019:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$

Direct cost of revenues	1,329	197	2,367	445
General and administrative	4,485	1,214	8,051	2,590
Research and development	4,873	778	9,898	1,701
Sales and marketing	7,683	1,345	13,295	2,518

Total stock-based compensation and related costs	18,370	3,534	33,611	7,254

For the three and nine months ended December 31, 2020, the stock-based compensation expense was $9,954 and $22,077 respectively (December 2019 - $2,334 and $4,810) and the related payroll taxes were $8,416 and $11,534 respectively (December 2019 - $1,200 and $2,444).

The increase in stock based compensation and related costs in the quarter was driven by the assumption of the equity plan from our recent acquisition of ShopKeep, the increase in the Company's share price, and a one time charge related to accelerated stock option vesting for certain executives of recently acquired businesses.
Results of Operations for the Three and Nine Months Ended December 31, 2020 and 2019
Revenues

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Software and payments	52,529	28,354	24,175	85.3	127,006	75,087	51,919	69.1
Hardware and other	5,082	3,921	1,161	29.6	12,327	9,279	3,048	32.8

Total revenues	57,611	32,275	25,336	78.5	139,333	84,366	54,967	65.2

Percentage of total revenues
Software and payments	91.2%	87.9%			91.2%	89.0%
Hardware and other	8.8%	12.1%			8.8%	11.0%

Total	100%	100%			100%	100%
Software and Payments Revenue
Software and payments revenue for the three months ended December 31, 2020 increased by $24.2 million or 85% as compared to the three months ended December 31, 2019. The increase was primarily due to growth in our subscription customer base including customers from the acquisitions of ShopKeep and Upserve, which combined accounted for $7.4 million of software and payments revenue in the quarter, and when further excluding acquisitions which were not included in the same quarter last year, software and payments revenue grew 47% in the three months ended December 31, 2020. Our Golf segment continued with very strong performance with software and payments revenues up almost 100% year-over-year. Also contributing to the increase were higher payments revenue from continued adoption of Lightspeed Payments and payment referral fees earned through our partners. GTV processed through our platforms grew from $6.2 billion for the three months ended December 31, 2019 to $9.1 billion for the three months ended December 31, 2020, evidencing increased use of our platforms. Customers adopting additional modules of our platforms also contributed to the increase in subscription license revenue in the period.
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Software and payments revenue for the nine months ended December 31, 2020 increased by $51.9 million or 69% as compared to the nine months ended December 31, 2019. The increase was primarily due to growth in our subscription customer base including customers from the acquisitions of ShopKeep and Upserve, which combined accounted for $7.4 million of software and payments revenue for the nine months ended December 31, 2020, and when further excluding acquisitions which were not included in the same period last year, software and payments revenue grew 42% in the nine months ended December 31, 2020. Also contributing to the increase were higher payments revenue from continued adoption of Lightspeed Payments and payment referral fees earned through our partners. GTV processed through our platforms grew from $16.2 billion for the nine months ended December 31, 2019 to $23.0 billion for the nine months ended December 31, 2020. Customers adopting additional modules of our platforms also contributed to the increase in subscription license revenue. Partially offsetting these areas of growth was higher churn due to increased business failure in our customer base and software and payments pricing concessions made by the Company to help customers navigate the challenges brought on by the COVID-19 Pandemic.
Hardware & Other Revenue
Hardware and other revenue for the three months ended December 31, 2020 increased by $1.2 million or 30% as compared to the three months ended December 31, 2019 due primarily to the revenue contributions of Gastrofix, ShopKeep and Upserve.
Hardware and other revenue for the nine months ended December 31, 2020 increased by $3.0 million or 33% as compared to the nine months ended December 31, 2019 due to the revenue contributions of Gastrofix, ShopKeep and Upserve, offset by discounts and incentives provided as well as the impact of the COVID-19 Pandemic on the customer acquisition.
Direct Cost of Revenues

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Software and payments	19,707	8,110	11,597	143.0	44,858	19,510	25,348	129.9
Hardware and other	4,627	2,581	2,046	79.3	11,131	7,590	3,541	46.7

Total costs of revenues	24,334	10,691	13,643	127.6	55,989	27,100	28,889	106.6

Percentage of revenue
Software and payments	37.5%	28.6%			35.3%	26.0%
Hardware and other	91.0%	65.8%			90.3%	81.8%

Total	42.2%	33.1%			40.2%	32.1%
Direct Cost of Software and Payments Revenue
Direct cost of software and payments revenue for the three months ended December 31, 2020 increased by $11.6 million or 143% as compared to the three months ended December 31, 2019. The increase was due to higher costs associated with supporting a greater number of Customer Locations utilizing our platforms, a $1.1 million increase in stock-based compensation and related costs, as well as an increase in our Lightspeed Payments customers which carry higher direct costs than our subscription business. Overall, direct cost of software and payments revenue as a percentage of revenue increased from 29% to 38% for the three months ended December 31, 2020 compared to the three months ended December 31, 2019, mainly due to increased costs associated with Lightspeed Payments.
Direct cost of software and payments revenue for the nine months ended December 31, 2020 increased by $25.3 million or 130% as compared to the nine months ended December 31, 2019. The increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platforms, a $1.9 million increase in stock-based compensation and related costs, as well as an increase in our Lightspeed Payments customers which carry higher direct costs than our subscription business, offset by $1.0 million received in respect of remuneration of eligible employees pursuant to the government-sponsored COVID-19 wage subsidy programs globally. Overall, direct cost of software and payments revenue as a percentage of revenue increased from 26% to 35% for the nine months ended December 31, 2020 compared to the nine months ended December 31, 2019, mainly due to higher costs associated with Lightspeed Payments.
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Direct Cost of Hardware and Other Revenue
Direct cost of hardware and other revenue for the three months ended December 31, 2020 increased by $2.0 million or 79% as compared to the three months ended December 31, 2019 due to the increase in revenue for the period.
Direct cost of hardware and other revenue for the nine months ended December 31, 2020 increased by $3.5 million or 47% as compared to the nine months ended December 31, 2019 due to the increase in revenue for the period.
Gross Profit

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	33,277	21,584	11,693	54.2	83,344	57,266	26,078	45.5

Percentage of total revenues	57.8%	66.9%			59.8%	67.9%
Gross profit for the three months ended December 31, 2020 increased by $11.7 million or 54% compared to the three months ended December 31, 2019. The increase was primarily due to growth in our software and payments revenue as a result of increased Customer Locations using our platforms and increased GTV processed through our platforms. A higher mix of Lightspeed Payments revenue in the three months ended December 31, 2020 as compared to the three months ended December 31, 2019 reduced gross profit as a percentage of revenue.
Gross profit for the nine months ended December 31, 2020 increased by $26.1 million or 46% compared to the nine months ended December 31, 2019. The increase was primarily due to growth in our software and payments revenue as a result of increased Customer Locations using our platforms and increased GTV processed through our platforms. A higher mix of Lightspeed Payments revenue in the nine months ended December 31, 2020 as compared to the nine months ended December 31, 2019 reduced gross profit as a percentage of revenue.
Operating Expenses
General and Administrative

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	20,765	6,289	14,476	230.2	35,794	14,749	21,045	142.7

Percentage of total revenues	36.0%	19.5%			25.7%	17.5%
General and administrative expenses for the three months ended December 31, 2020 increased by $14.5 million compared to the three months ended December 31, 2019. Included in general and administrative expenses for the three months ended December 31, 2020 is $4.5 million of stock-based compensation expense and related payroll taxes and $6.7 million in transaction related expenses for our recent acquisitions. The increase from the prior year was primarily due to growth in our headcount and higher salary costs of $5.3 million, which includes $1.5 million from the acquisitions of Gastrofix, ShopKeep and Upserve, an increase of $3.3 million of stock-based compensation expense and related payroll taxes, $6.2 million related to an increase in professional fees mainly due to our recent acquisitions, $0.5 million from higher bad debt expense and a $2.4 million increase in D&O insurance as a result of going public in the U.S. Our general and administrative expenses as a percentage of revenue increased to 36% from 19% between the three months ended December 31, 2020 and the three months ended December 31, 2019.
General and administrative expenses for the nine months ended December 31, 2020 increased by $21.0 million compared to the nine months ended December 31, 2019. Included in general and administrative expenses for the nine months ended December 31, 2020 is $8.1 million of stock-based compensation expense and related payroll taxes and $8.3 million in transaction related expenses. The overall increase was primarily due to growth in our headcount and higher salary costs of $9.8 million which includes incremental employee costs of $1.9 million from the acquisitions of Gastrofix, ShopKeep and Upserve and an increase of
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$5.5 million of stock-based compensation expense and related payroll taxes, $8.3 million related to an increase in professional fees, $1.8 million from higher bad debt expense and a $2.4 million increase in liability insurance as a result of going public in the U.S., offset by $1.4 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. As a result of the above, our general and administrative expenses as a percentage of revenue increased to 26% from 17% between the nine months ended December 31, 2020 and the nine months ended December 31, 2019.
Research and Development

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Research and development	16,400	8,344	8,056	96.5	38,190	22,440	15,750	70.2

Percentage of total revenues	28.5%	25.9%			27.4%	26.6%
Research and development expenses for the three months ended December 31, 2020 increased by $8.1 million or 97% compared to the three months ended December 31, 2019. Included in research and development expenses for the three months ended December 31, 2020 is $4.9 million of stock-based compensation expense and related payroll taxes compared to $0.8 million for the three months ended December 31, 2019. This increase was due primarily to $7.9 million in additional salary and other employee costs resulting from increased headcount in our research and development teams, $1.8 million of which arose from salaries and benefits of employees of Gastrofix, ShopKeep and Upserve and a $4.1 million increase in stock-based compensation and related expenses and $0.2 million related to an increase in professional fees. Our research and development costs as a percentage of revenue increased from 26% to 28% from the three months ended December 31, 2019 to the three months ended December 31, 2020.
Research and development expenses for the nine months ended December 31, 2020 increased by $15.8 million or 70% compared to the nine months ended December 31, 2019. Included in research and development expenses for the nine months ended December 31, 2020 is $9.9 million of stock-based compensation expense and related payroll taxes compared to $1.7 million for the nine months ended December 31, 2019. The overall increase was due primarily to additional salary and other employee costs resulting from increased headcount in our research and development teams of $17.7 million, which includes incremental employee costs of $3.1 million from the acquisitions of Gastrofix, ShopKeep and Upserve, an increase of $8.2 million of stock-based compensation expense and related payroll taxes and $0.7 million related to an increase in professional fees and other expenses, offset by $2.7 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. Our research and development costs as a percentage of revenue remained consistent at 27% from the nine months ended December 31, 2019 to the nine months ended December 31, 2020.
Sales and Marketing

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	28,011	16,709	11,302	67.6	63,705	44,312	19,393	43.8

Percentage of total revenues	48.6%	51.8%			45.7%	52.5%
Sales and marketing expenses for the three months ended December 31, 2020 increased by $11.3 million or 68% as compared to the three months ended December 31, 2019. Included in sales and marketing expenses for the three months ended December 31, 2020 is $7.7 million of stock-based compensation expense and related payroll taxes compared to $1.3 million for the three months ended December 31, 2019 due to significant forfeitures in that period. Approximately $9.5 million of the additional expenses related to salaries and other employee costs which includes incremental employee costs of $2.5 million pursuant to our acquisitions of Gastrofix, ShopKeep and Upserve and an increase of $6.3 million related to stock-based compensation and related expenses, as well as $1.9 million incurred for other growth focused investments in sales and marketing. Given that revenue
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growth was 79%, sales and marketing costs as a percentage of revenue decreased from 52% to 49% from the three months ended December 31, 2019 to the three months ended December 31, 2020.
Sales and marketing expenses for the nine months ended December 31, 2020 increased by $19.4 million or 44% as compared to the nine months ended December 31, 2019. Included in sales and marketing expenses for the nine months ended December 31, 2020 is $13.3 million of stock-based compensation expense and related payroll taxes compared to $2.5 million for the nine months ended December 31, 2019. The overall increase was due primarily to additional salary and other employee costs resulting from increased headcount in our sales and marketing teams of $20.4 million, which includes incremental employee costs of $4.8 million from the acquisitions of Gastrofix, ShopKeep and Upserve and an increase of $10.8 million of stock-based compensation expense and related payroll taxes, as well as $1.9 million incurred for other growth focused investments in sales and marketing, offset by $3.0 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. Given that revenue growth was 65% for the nine month period, sales and marketing costs as a percentage of revenue decreased from 53% to 46% from the nine months ended December 31, 2019 to the nine months ended December 31, 2020.
Depreciation

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	758	386	372	96.4	1,609	1,199	410	34.2
Depreciation of right-of-use assets	956	648	308	47.5	2,655	1,671	984	58.9

	1,714	1,034	680	65.8	4,264	2,870	1,394	48.6

Percentage of total revenues	3.0%	3.2%			3.1%	3.4%
Depreciation of property and equipment expenses for the three months ended December 31, 2020 increased by 96% as compared to the three months ended December 31, 2019. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months. The depreciation of right-of-use assets represents the depreciation of leases that were capitalized as a result of the adoption of IFRS 16. The increase in the depreciation of right-of-use assets is mainly the result of leases obtained through our acquisitions of Gastrofix, ShopKeep and Upserve.
Depreciation of property and equipment expenses for the nine months ended December 31, 2020 increased by 34% as compared to the nine months ended December 31, 2019. The increase in the depreciation expense results from additions to property and equipment made throughout the prior fiscal year as well as in the nine months ended December 31, 2020. The depreciation of right-of-use assets represents the depreciation of leases that were capitalized as a result of the adoption of IFRS 16. The increase in the depreciation of right-of-use assets is mainly the result of leases obtained through our acquisitions of Gastrofix, ShopKeep and Upserve.
Foreign Exchange Loss (Gain)

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss (gain)	778	315	463	147.0	1,548	(95)	1,643	(1,729.5)

Percentage of total revenues	1.4%	1.0%			1.1%	(0.1)%
Foreign exchange loss for the three and nine months ended December 31, 2020 increased as compared to the three and nine months ended December 31, 2019. This was due to the strengthening of currencies, primarily the Canadian dollar, the Euro and the Australian dollar against the US dollar given that we have significant liabilities outstanding in currencies other than the US dollar, our functional currency. Items included in our results are measured in US dollars and foreign currency transactions are translated into US dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
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Acquisition-related Compensation

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	2,258	3,187	(929)	(29.1)	9,663	5,949	3,714	62.4

Percentage of total revenues	3.9%	9.9%			6.9%	7.1%
Acquisition-related compensation expenses for the three months ended December 31, 2020 decreased by $0.9 million compared to the three months ended December 31, 2019. The decrease was due to the completion of the service periods of certain acquisition-related compensation during the first six months of this fiscal year, resulting in the expense no longer being captured in the third quarter. We issued contingent consideration with the majority being tied to ongoing employment obligations in connection with these acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Acquisition-related compensation expenses for the nine months ended December 31, 2020 increased by $3.7 million compared to the nine months ended December 31, 2019. The increase was due to our acquisitions of Kounta in November 2019 and Gastrofix in January 2020. We issued contingent consideration with the majority being tied to ongoing employment obligations in connection with these acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	7,960	2,154	5,806	269.5	16,769	4,966	11,803	237.7

Percentage of total revenues	13.8%	6.7%			12.0%	5.9%
Amortization of intangible assets for the three months ended December 31, 2020 increased by $5.8 million or 270% as compared to the three months ended December 31, 2019. The increase in amortization relates to intangibles acquired through the Gastrofix, ShopKeep and Upserve acquisitions.
Amortization of intangible assets for the nine months ended December 31, 2020 increased by $11.8 million or 238% as compared to the nine months ended December 31, 2019. The increase in amortization relates to intangibles acquired through the Gastrofix, ShopKeep and Upserve acquisitions.

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Other
Other Income (Expenses)

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Net interest income (expense)	(67)	283	(350)	(123.7)	(500)	1,992	(2,492)	(125.1)

Percentage of total revenues	(0.1)%	0.9%			(0.4)%	2.4%
Interest expense relates to the interest arising from the loan draw-down made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation. These expenses combined totaled $2.1 million of interest expense for the nine months ended December 31, 2020, offset by interest income earned in the period on cash and cash equivalents of $1.6 million.
Income Taxes

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	20	56	(36)	(64.3)	118	95	23	24.2
Deferred	(2,045)	(459)	(1,586)	345.5	(4,974)	(1,094)	(3,880)	354.7

Total income tax recovery	(2,025)	(403)	(1,622)	402.5	(4,856)	(999)	(3,857)	386.1

Percentage of total revenues
Current	0.0%	0.2%			0.1%	0.1%
Deferred	(3.5)%	(1.4)%			(3.6)%	(1.3)%

Total	(3.5)%	(1.2)%			(3.5)%	(1.2)%
Deferred income tax recovery for the three months ended December 31, 2020 increased by $1.6 million as compared to the three months ended December 31, 2019. The increase in the recovery was primarily due to the amortization of acquired intangible assets and increases in loss carryforwards during the period.
Key Balance Sheet Information

(In thousands of US dollars)	December 31, 2020	March 31, 2020
	$	$

Cash and cash equivalents	232,646	210,969

Total assets	1,546,723	478,428

Total liabilities	179,432	134,290

Total long-term liabilities	61,867	63,481
See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.

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Total Assets
December 31, 2020 Compared to March 31, 2020
Total assets increased by $1,068.3 million or 223% from March 31, 2020 to December 31, 2020 with cash accounting for $21.7 million of the increase due to the U.S. initial public offering offset by cash spent for our recent acquisitions, trade and other receivables accounting for $9.0 million of the increase, inventory and other current assets accounting for $14.9 million of the increase, lease right-of-use assets accounting for $5.3 million of the increase, property and equipment accounting for $0.8 million of the increase, intangibles accounting for $164.2 million of the increase, and goodwill accounting for $853.1 million of the increase, offset by restricted cash and other long term assets in the amount of $0.6 million. The increase in goodwill results from the acquisitions of ShopKeep in November 2020 and Upserve in December 2020 as well as a foreign exchange revaluation arising from entities whose functional currency is not the US dollar.
Total Liabilities
December 31, 2020 Compared to March 31, 2020
Total long-term liabilities decreased by $1.6 million from March 31, 2020 to December 31, 2020. The main drivers of this amount were a decrease of $1.4 million in deferred revenue due to shorter contract durations, a decrease of $3.8 million in deferred tax liabilities primarily due to the amortization of acquired intangible assets during the period and a decrease in other long-term liabilities of $3.3 million, offset by an increase in lease liabilities of $6.8 million mostly due to the leases obtained during our recent acquisitions.
Total current liabilities increased by $46.8 million from March 31, 2020 to December 31, 2020. The main driver of the increase was an increase in accounts payable and accrued liabilities of $41.3 million primarily due to an increase from our recent acquisitions and in our estimated payroll taxes on stock based compensation, a $2.2 million increase in lease liabilities and an increase in deferred revenue of $3.3 million.

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Quarterly Results of Operations
The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended December 31, 2020 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	$	$	$	$	$	$	$	$

Revenues	21,285	24,065	28,026	32,275	36,271	36,229	45,493	57,611
Direct cost of revenues	6,317	7,732	8,677	10,691	12,568	13,631	18,024	24,334

Gross profit	14,968	16,333	19,349	21,584	23,703	22,598	27,469	33,277

Operating expenses
General and administrative	4,378	3,678	4,782	6,289	6,596	6,799	8,230	20,765
Research and development	5,222	6,531	7,565	8,344	10,310	9,671	12,119	16,400
Sales and marketing	12,274	14,179	13,424	16,709	16,810	16,209	19,485	28,011
Depreciation of property and equipment	415	390	423	386	550	412	439	758
Depreciation of right-of-use assets	—	414	609	648	821	827	872	956
Foreign exchange loss (gain)	637	(330)	(80)	315	(300)	480	290	778
Acquisition-related compensation	188	707	2,055	3,187	5,138	5,129	2,276	2,258
Amortization of intangible assets	649	1,012	1,800	2,154	4,260	4,405	4,404	7,960

Total operating expenses	23,763	26,581	30,578	38,032	44,185	43,932	48,115	77,886

Operating loss	(8,795)	(10,248)	(11,229)	(16,448)	(20,482)	(21,334)	(20,646)	(44,609)
Fair value loss on Redeemable Preferred Shares	(132,135)	—	—	—	—	—	—	—
Net interest income (expense)	81	1,019	690	283	(226)	(301)	(132)	(67)

Loss before income taxes	(140,849)	(9,229)	(10,539)	(16,165)	(20,708)	(21,635)	(20,778)	(44,676)

Income tax expense (recovery)
Current	64	20	19	56	(46)	55	43	20
Deferred	(44,837)	(152)	(483)	(459)	(2,065)	(1,574)	(1,355)	(2,045)

Total income tax expense (recovery)	(44,773)	(132)	(464)	(403)	(2,111)	(1,519)	(1,312)	(2,025)

Net loss	(96,076)	(9,097)	(10,075)	(15,762)	(18,597)	(20,116)	(19,466)	(42,651)

Net loss per share – basic and diluted	(2.21)	(0.11)	(0.12)	(0.18)	(0.21)	(0.22)	(0.20)	(0.39)

Revenues
Our overall revenues continue to grow as we grow our global customer base. Revenue for the three months ended June 30, 2020, September 30, 2020 and December 31, 2020 were impacted by the COVID-19 Pandemic and its impact on customer churn, concessions given to customers, new customer additions at the onset of each quarter, as well as lower payment referral fees. Even with these impacts, the results still demonstrate growth in the quarter ended December 31, 2020, due to increases in subscription revenue from existing as well as new customers including the increased adoption of add-ons, specifically Lightspeed Payments as well as to the acquisitions of ShopKeep and Upserve.
Direct Cost of Revenues
Our total quarterly costs of revenue increased successively for all periods presented. The aggregate increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platforms, as well as an increase in our Lightspeed Payments customers which carry higher direct costs than our subscription business.

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Gross Profit
Our total quarterly gross profit increased successively for all periods presented except for the three month period ended June 30, 2020 due primarily to the impact of the COVID-19 Pandemic.
Operating Expenses
Total operating expenses generally increased successively for all periods presented except for the three months ended June 30, 2020 where operating expenses remained constant due primarily to the cost containment measures undertaken by the Company in the quarter including availing itself of government-sponsored COVID-19 wage subsidy programs available globally. The increase in the December 31, 2020 period was due to the assumption of the cost base of Shopkeep and Upserve for approximately 1 month of the quarter, increased stock-based compensation expense, increased D&O insurance costs associated with the company's NYSE listing in September and transaction related expenses associated with the recent acquisitions.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us.
We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Credit Facility
We have credit facilities with the Canadian Imperial Bank of Commerce, which include a $25 million demand revolving operating credit facility (the “Revolver”) and a $50 million stand-by acquisition term loan, $20 million of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver will be available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Gastrofix.

Working Capital
Our primary source of cash flow has been from raising capital totaling $749 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. In addition to the cash balances, we have a $25 million Revolver available to be drawn to meet ongoing working capital requirements and $20 million (uncommitted) remaining on the Acquisition Facility for acquisitions. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at December 31, 2020 was $161.2 million. Given our existing cash and credit facilities, along with proceeds obtained from our U.S. initial public offering and NYSE listing and our February 2020 bought deal offering, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Base Shelf Prospectus
On July 29, 2019, we announced the filing of a preliminary short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our security holders to qualify the distribution by way of prospectus in Canada of up to C$500 million of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. On February 6, 2020, we announced that we had filed an amended and restated short form base shelf prospectus to allow us to offer up to an aggregate of C$1 billion subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. On September 2, 2020, we filed a second amended and restated short form base shelf prospectus to allow us to offer up to an aggregate of C$2 billion
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subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.
U.S. Initial Public Offering
On September 15, 2020, the Company completed a U.S. initial public offering and listing on the NYSE and issued 10,896,196 Subordinate Voting Shares for total gross consideration of $332,334, including 896,196 Subordinate Voting Shares issued upon the exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27,334. Share issuance costs amounted to $18,044. A secondary sale of 2,142,808 Subordinate Voting Shares by certain shareholders was also made on the same day for gross consideration of $65,356, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale included the conversion of 238,456 Multiple Voting Shares into Subordinate Voting Shares.
Cash Flows
The following table presents cash and cash equivalents as at December 31, 2020 and 2019, and cash flows from operating, investing, and financing activities for the nine months ended December 31, 2020 and 2019:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$

Cash and cash equivalents	232,646	126,662	232,646	126,662

Net cash provided by (used in)
Operating activities	(54,143)	(10,732)	(68,933)	(19,665)
Investing activities	(232,953)	(34,838)	(234,138)	(61,264)
Financing activities	5,886	238	322,774	(209)
Effect of foreign exchange on cash and cash equivalents	721	153	1,974	97

Net decrease in cash and cash equivalents	(280,489)	(45,179)	21,677	(81,041)
Cash Flows Used in Operating Activities

Cash flows used in operating activities for the three months ended December 31, 2020 were $54.1 million compared to $10.7 million for the three months ended December 31, 2019. For the three months ended December 31, 2020, Adjusted Cash Flows Used in Operating Activities were $19.0 million excluding transaction related costs of $33.4 million, with $31.3 million of this amount relating to the settlement of transaction-related liabilities of the targets that were assumed through our acquisitions of ShopKeep and Upserve and payroll taxes related to stock-based compensation of $1.8 million, but including the payment of $9.7 million in D&O insurance costs related to being a public company in the U.S. Excluding these adjustments, and after excluding similar adjustments in the prior year, cash flows used in operating activities were higher for the three months ended December 31, 2020 due primarily to costs associated with being a public company, growth-focused investments in sales and marketing, as well as improvements to internal systems made in the period.
Cash flows used in operating activities for the nine months ended December 31, 2020 were $68.9 million compared to $19.7 million for the nine months ended December 31, 2019. For the nine months ended December 31, 2020, Adjusted Cash Flows Used in Operating Activities were $25.6 million excluding transaction related costs of $34.3 million, with $31.3 million of this amount relating to the settlement of transaction-related liabilities of the targets that were assumed through our acquisitions of ShopKeep and Upserve, acquisition-related compensation paid in the period of $7.3 million and payroll taxes related to stock-based compensation of $1.8 million but including the payment of $9.7 in D&O insurance costs related to being a public company in the U.S. Excluding these adjustments, and after excluding similar adjustments in the prior year, cash flows used in operating activities were lower for the nine months ended December 31, 2020 due primarily to the receipt of government-sponsored COVID-19 wage subsidies.
Cash Flows Used in Investing Activities
Cash flows from investing activities for the three months ended December 31, 2020 were $233.0 million compared to cash flows used of $34.8 million for the three months ended December 31, 2019. The increase in cash used for investing activities was primarily due to the acquisitions of ShopKeep in November 2020 and Upserve in December 2020.
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Cash flows used in investing activities for the nine months ended December 31, 2020 were $234.1 million compared to $61.3 million for the nine months ended December 31, 2019. The increase in cash used for investing activities was primarily due to the acquisitions of ShopKeep in November 2020 and Upserve in December 2020.
Cash Flows from Financing Activities
Cash flows from financing activities for the three months ended December 31, 2020 increased $5.6 million compared to the three months ended December 31, 2019. The increase was primarily due to an increase in proceeds from the exercise of stock options of $7.2 million, offset by an increase in share issuance costs of $1.2 million, financing costs of $0.2 million, and an increase in the payment of lease liabilities of $0.2.
Cash flows from financing activities for the nine months ended December 31, 2020 increased $323.0 million compared to the nine months ended December 31, 2019. The increase in cash inflows from financing activities was due to $332.3 million in funds received from our U.S. initial public offering on the NYSE, an increase of $10.0 million in proceeds from the exercise of stock options under our stock option plans, offset by $17.3 million additional share issuance costs paid, an increase in the payment of lease liabilities net of incentives received and movement in restricted lease deposits of $0.8 million and an increase of interest paid of $1.3 million.
Based on our current cash balance and available financing, we believe that cash flows from operations, together with credit available under the credit facility, will be adequate to meet the Company's future operating cash needs.
Contractual Obligations
Our commitments increased from those disclosed in our audited annual consolidated financial statements for the year ended March 31, 2020, as a result of a new commitment with a cloud services provider, signed during this fiscal year, of $8.5 million over the next three years.
The Company also has another agreement with a cloud services provider with a spend commitment of $9.3 million over the next three years.
Recent Developments
On January 12, 2021 we announced the initial availability of the Lightspeed Supplier Network for North American retailers. The fully integrated stock ordering solution provides customers with an automatically updating supplier catalog, easy order management tools and automated shipment handling directly within Lightspeed’s cloud-based platform.
Off-Balance Sheet Arrangements
We have not entered into off-balance sheet financing arrangements, other than low value and short-term leases. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions
We have no material related party transactions, other than those noted in our unaudited condensed interim consolidated financial statements.
Financial Instruments and Other Instruments
Credit and Concentration Risk
Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Our credit risk is primarily attributable to our cash and cash equivalents, trade receivables and merchant cash advances. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.
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Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure expected credit losses are established and maintained at an appropriate amount.
We maintain a provision for impairment of a portion of trade receivables when collection becomes doubtful. We estimate anticipated losses from doubtful accounts based upon the expected collectability of all trade receivables, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. As a result of the increased collectability risk, including the estimated impact of the COVID-19 Pandemic, the Company increased its expected credit loss during the three and nine months ended December 31, 2020 by $0.4 million and $1.6 million.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.
Foreign Currency Exchange Risk
We are exposed to currency risk due to financial instruments denominated in foreign currencies. We have not entered into arrangements to hedge our exposure to currency risk.
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade receivables, accounts payable and accrued liabilities, merchant cash advances and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our acquisition facility. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on stock-based compensation (social costs) are payroll taxes associated with stock-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrued expense for social costs, and when the share price decreases, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue recognition
Our main sources of revenue are subscriptions for our platforms as well as subscriptions and licences for our legacy product. In addition, we generate revenue from Lightspeed Payments, payment residuals, Apps & Themes, professional services and sales of hardware.

We recognize revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which we expect to be entitled in exchange for those services by applying the following steps:

• Identify the contract with a merchant;
• Identify the performance obligations in the contract;
• Determine the transaction price;
• Allocate the transaction price; and
• Recognize revenue when, or as, the Company satisfies a performance obligation.

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We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether the revenue should be recognized based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.

Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Payments
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.
Business Combinations and Impairment of Non-financial Assets
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. We develop the fair value internally by using appropriate valuation techniques, which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates, discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
Impairment of Financial Assets
We assess at each reporting date whether there is any evidence that our trade receivables are impaired. We use the simplified approach for measuring impairment for our trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, we do not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows expected to be received. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. To measure the ECL, trade receivables have been grouped based on shared credit risk characteristics and the days past due.
We have established a provision matrix that is based on our historical credit loss experiences, adjusted for forward looking factors specific to the debtors and the economic environment. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy.
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Provisions
We have recorded provisions to cover cost exposures that could materialize in future periods. In determining the amount of the provisions, assumptions and estimates are made in relation to discount rates and the expected cost to settle such liabilities.
COVID-19 Pandemic
The uncertainties around COVID-19 required the use of judgments and estimates which results in no material accounting impacts for the nine months ended December 31, 2020 other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment and other assets and liabilities.
Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting pronouncements are issued by the International Accounting Standards Board (“IASB”) or other standards-setting bodies, and are adopted as of the specified effective date. No new accounting pronouncements are expected to materially impact Lightspeed as at December 31, 2020.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the NYSE. Our authorized share capital consists of (i) an unlimited number of subordinate voting shares and (ii) an unlimited number of preferred shares, issuable in series, of which 118,864,057 subordinate voting shares and no preferred shares were issued and outstanding as of February 2, 2021.
On December 1, 2020, we announced that as a result of the issuance by the Company from treasury of Subordinate Voting Shares as partial consideration for the acquisition of Upserve, all of our outstanding Multiple Voting Shares were automatically converted into Subordinate Voting Shares, on a one-for-one basis as a result of reaching the automatic conversion ownership threshold attached to the Multiple Voting Shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are our only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of our restated articles of incorporation, upon the automatic conversion of all of our issued and outstanding Multiple Voting Shares, the authorized and unissued Multiple Voting Shares as a class were automatically deleted entirely from our authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at the date hereof, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares.
As of February 2, 2021, there were 2,199,883 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan (of which 816,707 were vested as of such date), no options outstanding under the Company’s Amended and Restated 2016 Stock Option Plan, 3,752,630 options outstanding under the Company’s Amended and Restated Omnibus Incentive Plan (of which 667,601 were vested as of such date) and 622,708 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company (“Inducement Grants”) (of which 48,047 were vested as of such date). Each such option is or will become exercisable for one subordinate voting share.
As of February 2, 2021 there were 735,029 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 376,876 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one subordinate voting share.
As of February 2, 2021, there were 14,751 DSUs outstanding under the Company’s Amended and Restated Omnibus Incentive Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Amended and Restated Omnibus Incentive Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of February 2, 2021, there were 872,031 RSUs outstanding under the Company’s Amended and Restated Omnibus Incentive Plan (of which 76,109 were vested as of such date) and 13,599 RSUs outstanding which were Inducement Grants (of which 2,317 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
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As of February 2, 2021, there were 150,364 PSUs outstanding under the Company’s Amended and Restated Omnibus Incentive Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
Controls and Procedures
Disclosure Controls and Procedures
Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The CEO and the CFO, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures as at December 31, 2020 provide reasonable assurance that significant information relevant to the Company, including that of its subsidiaries, is reported to them during the preparation of disclosure documents.
Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.
The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of ShopKeep, which was acquired on November 25, 2020 and Upserve, which was acquired on December 1, 2020.
ShopKeep's contribution to our Condensed Interim Consolidated Statements of Loss and Comprehensive Loss for the three months ended December 31, 2020 was less than 5% of total revenues and total net loss. Additionally, as at December 31, 2020, ShopKeep's current assets and current liabilities were approximately 10% of consolidated current assets and current liabilities, and
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its non-current assets and non-current liabilities were under 10% of consolidated non-current assets and non-current liabilities, respectively.
Upserve's contribution to our Condensed Interim Consolidated Statements of Loss and Comprehensive Loss for the three months ended December 31, 2020 was less than 5% of total revenues and total net loss. Additionally, as at December 31, 2020, Upserve's current assets and current liabilities were below 10% of consolidated current assets and current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.

The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition are described in note 4 of the condensed interim consolidated financial statements for the quarter ended December 31, 2020.
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